UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 25, 2021

VG Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39587	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

65 Bleecker Street, 6th Floor New York, New York		10012
(Address of principal executive offices)		(Zip Code)

+1 (212) 497-9050

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of one Class A ordinary share and one-third of one redeemable warrant	VGAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	VGAC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	VGAC.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

As previously disclosed, on February 4, 2021, VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), entered into an Agreement and Plan of Merger (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of February 13, 2021, by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of VGAC (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with 23andMe and VGAC Merger Sub.

On March 25, 2021, VGAC, VGAC Merger Sub and 23andMe entered into a Second Amendment to Agreement and Plan of Merger (the “Merger Agreement Second Amendment”). The Merger Agreement Second Amendment adds provisions that allow for the granting of restricted stock units of 23andMe and the treatment of such restricted stock units, specifying that all such restricted stock units will be assumed by VGAC and converted into comparable restricted stock units in respect of the shares of Class A common stock of VGAC, with a value determined in accordance with the Merger Agreement. The Merger Agreement Second Amendment also revises the provisions of the Merger Agreement regarding the listing of the Class A common stock of VGAC to provide that such Class A common stock of VGAC will be listed on the Nasdaq Global Select Market (“Nasdaq”) or, if such Class A common stock is not listed on Nasdaq or eligible for continued listing on Nasdaq following the closing of the transactions contemplated by the Merger Agreement, the New York Stock Exchange.

Other than as expressly modified pursuant to the Merger Agreement Second Amendment, the Merger Agreement remains in full force and effect as originally executed on February 4, 2021. The foregoing descriptions of the Merger Agreement and the Merger Agreement Second Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Merger Agreement Second Amendment, respectively, copies of which are attached hereto as Exhibits 2.1 and 2.2, respectively, and each of which is incorporated herein by reference.

Additional Information and Where to Find It

VGAC has filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus relating to the transactions contemplated by the Merger Agreement (the “Business Combination”), which will be mailed to its shareholders once definitive. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. VGAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about VGAC, 23andMe and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of VGAC as of a record date to be established for voting on the Business Combination. Shareholders of VGAC will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: VG Acquisition Corp., 65 Bleecker Street, 6th Floor New York, New York 10012.

Participants in the Solicitation

VGAC and its directors and executive officers may be deemed participants in the solicitation of proxies from VGAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in VGAC is contained in VGAC’s registration statement on Form S-1, which was filed with the SEC on October 1, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to VG Acquisition Corp., 65 Bleecker Street, 6th Floor New York, New York 10012. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

23andMe and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of VGAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*†	Agreement and Plan of Merger, dated as of February 4, 2021, by and among VG Acquisition Corp., Chrome Merger Sub, Inc. and 23andMe, Inc. (incorporated by reference to Exhibit 2.1 to VG Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 4, 2021)

2.2*	First Amendment to Agreement and Plan of Merger, dated as of February 13, 2021, by and among VG Acquisition Corp., Chrome Merger Sub, Inc. and 23andMe, Inc. (incorporated by reference to Exhibit 2.2 to VG Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 16, 2021)

2.3	Second Amendment to Agreement and Plan of Merger, dated as of March 25, 2021, by and among VG Acquisition Corp., Chrome Merger Sub, Inc. and 23andMe, Inc.

* Incorporated by reference and not filed herewith.

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2021	VG ACQUISITION CORP.

	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Corporate Secretary